UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (the “Company”), pursuant to CVM Instruction No. 358/02, discloses to its shareholders and the market in general the following preliminary and unaudited indicators and information derived from its financial statements as of and for the fiscal year ended December 31, 2012:

Item	Financial Statements as of and for the year ended December 31, 2012 (unaudited)
Consolidated Net Services Revenue	R$	27.5 billion

Consolidated EBITDA	R$	8.7 billion

Consolidated Net Debt	R$	25.0 billion

Consolidated Net Debt/Consolidated EBITDA		2.87

In addition, in compliance with the terms established by the Company’s shareholder compensation policy, we reaffirm that, at the General Shareholders’ Meeting, we will propose that shareholders be paid an aggregate amount of R$1.0 billion, in addition to the amount that was paid in August 2012.

The Company reiterates that the release of its year-end results as of and for the fiscal year ended December 31, 2012, together with all other documents that comprise its audited financial statements as of and for the fiscal year ended December 31, 2012, will take place on February 18, 2013.

Rio de Janeiro, January 22, 2013.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer